UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Symmetry Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871545109

(CUSIP Number)

Gilbert E. Playford

Symmetry Holdings Inc.

28 West 44th Street, 16th Floor

New York, NY 10036

646-429-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871545109	13D/A	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,235,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,235,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.		TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on June 26, 2007, by Gilbert E. Playford (the “Statement”) relating to the Common Stock, par value $.001 per share of Symmetry Holdings Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in

CUSIP No. 871545109	13D/A	Page 3 of 7 Pages

the Statement and, unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background.

Section (c) of Item 2 is hereby deleted and replaced in its entirety with the following:

(c)      Playford is the beneficial owner of 2,235,000 shares of Common Stock, consisting of 1,172,500 shares of Common Stock owned indirectly through Playford SPAC Portfolio, Ltd. (“Portfolio”), 125,000 shares of Common Stock owned indirectly through Gilbert E. Playford Revocable Trust (the “Trust”), 312,500 shares of Common Stock owned indirectly through Playford Holdings, Ltd. (“Holdings”) and 625,000 shares of Common Stock owned indirectly through Playford Grandkids Limited Partnership (“Grandkids LP”). Playford is a 24.8% limited partner of Portfolio and Playford’s Grantor Retained Annuity Trust (the “GRAT”) is a 75% limited partner of Portfolio. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the settler and sole trustee of the Trust. The shares of Common Stock owned by the Trust were previously owned directly by Playford and were gifted to the Trust on April 4, 2007. Playford is the general partner of Holdings. Playford is the sole member of Playford Management LLC, which is the sole general partner of Grandkids LP. Playford is the non-executive Chairman of Symmetry Holdings Inc., as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby deleted and replaced in its entirety with the following:

Playford acquired 234.5 shares of Common Stock on April 26, 2006 at a price of $5.00 per share, for an aggregate purchase price of $1,172.50, financed through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in Playford’s ownership of 1,172,500 shares. On December 11, 2006, Playford transferred such shares to Portfolio as part of Portfolio’s initial capitalization. Playford financed the contribution of capital from his personal funds.

On March 12, 2007, Playford acquired 125,000 shares of Common Stock underlying units of Symmetry Holdings Inc., each unit consisting of one share and one warrant to purchase one share of Common Stock per warrant, held directly by him in his own name. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 4, 2007, Playford gifted such shares to the Trust.

On November 15, 2007, Playford indirectly acquired 937,500 units (the “Units”), each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “ November Warrants”). On June 21, 2007, Playford had agreed to purchase up to 1,875,000 Units; on September 17, 2007, Playford assigned the rights to purchase 937,500 of such Units to third parties. Of the 937,500 Units acquired by Playford, 312,500 are held directly by Holdings and 625,000 are held directly by the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/O 6/12/07 (the “2007 Charitable Remainder Trust”). The purchase price of the Units was $8.00 per Unit. The November Warrants have an exercise price

CUSIP No. 871545109	13D/A	Page 4 of 7 Pages

of $5.50 per share of common stock, will become exercisable on March 7, 2008 and will expire on November 15, 2011. Holdings and 2007 Charitable Remainder Trust financed the purchases from funds contributed by Playford through the use of his personal funds. Playford does not yet have sole or shared voting or investment power of the securities underlying the November Warrants. The Units have been acquired for investment purposes.

Item 4.	Purpose of Transaction.

Item 4 is hereby deleted and replaced in its entirety with the following:

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety with the following:

CUSIP No. 871545109	13D/A	Page 5 of 7 Pages

As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 1,172,500 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Portfolio, as more fully described in Item 2(c) above; 125,000 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the Trust, as more fully described in Item 2(c) above; 312,500 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Holdings, as more fully described in Item 2(c) above; and 625,000 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Grandkids LP, as more fully described in Item 2(c) above. The 2,235,000 shares of Common Stock beneficially owned by Playford represent 8.8% of the issued and outstanding shares of Common Stock, based on 25,312,500 shares issued and outstanding on November 15, 2007.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford during the past sixty days:

Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
11/15/07	937,500 Units, consisting of one shares of Common Stock and one warrant to purchase one share of Common Stock	$8.00 per Unit	Private placement

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby deleted and replaced in its entirety with the following:

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights.
24.1	Power of Attorney (previously filed).

CUSIP No. 871545109	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007	Name:	/s/ Corrado De Gasperis
	By:	Corrado De Gasperis, as Attorney-in-Fact

CUSIP No. 871545109	13D/A	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights.
24.1	Power of Attorney (previously filed).